Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 4 to Registration Statement No. 333-134609 of Cal Dive International, Inc. and subsidiaries on Form S-1 of our report dated August 30, 2006 related to the statement of revenue and direct operating expenses for each of the three years in the period ended November 30, 2005 of Acergy US Inc., S&H Diving, LLC, and Acergy Shipping Ltd. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the basis of presentation as discussed in Note 2) appearing in the prospectus, which is part of this Registration Statement and to the reference to us under the heading “Experts” in such prospectus.

DELOITTE & TOUCHE LLP
Houston, Texas
November 7, 2006